 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

WisdomTree, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

97717P104
(CUSIP Number)

November 21, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

	ETFS Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	JERSEY
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		15,250,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		15,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%
12	TYPE OF REPORTING PERSON

	OO

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CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

	GRAHAM TUCKWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	AUSTRALIA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		15,250,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		15,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%
12	TYPE OF REPORTING PERSON

	IN

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CUSIP No. 97717P104

Explanatory Note: The Reporting Persons (as defined below) initially filed a Schedule 13G with respect to the securities of the Issuer (as defined below) on April 19, 2018. Subsequently, on January 12, 2022, the Reporting Persons’ investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on January 24, 2022, and subsequent amendments in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of November 21, 2024, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act.

Item 1(a).	Name of Issuer:

WisdomTree, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

250 West 34th Street, 3rd Floor

New York, New York 10119

Item 2(a).	Name of Person Filing

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	ETFS Capital Limited (“ETFS”), and

•	Graham Tuckwell (“Mr. Tuckwell”).
Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal office of ETFS is Ordnance House, 31 Pier Road, St. Helier, Jersey JE2 4XW. The address of the principal office of Mr. Tuckwell is 43 Mary Street, Hawthorn, VIC 3122 Australia.

Item 2(c).	Citizenship

ETFS is a Jersey company. Mr. Tuckwell is a citizen of Australia.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Shares”).

Item 2(e).	CUSIP Number:

97717P104

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CUSIP No. 97717P104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of the close of business on November 21, 2024:

(i)	ETFS directly beneficially owned 15,250,000 Shares.

(ii)	As the controlling shareholder of ETFS, Mr. Tuckwell may be deemed the beneficial owner of the 15,250,000 Shares directly beneficially owned by ETFS.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

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CUSIP No. 97717P104

(b)	Percent of class:

The following percentages are based on 146,103,656 Shares outstanding, which is the total number of Shares outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

As of the close of business on November 21, 2024:

(i)	ETFS may be deemed to beneficially own approximately 10.4% of the outstanding Shares; and
(ii)	Mr. Tuckwell may be deemed to beneficially own approximately 10.4% of the outstanding Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

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CUSIP No. 97717P104

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 97717P104

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 21, 2024

ETFS Capital Limited

By:	/s/ Graham Tuckwell
	Name:	Graham Tuckwell
	Title:	Chairman

/s/ Graham Tuckwell
Graham Tuckwell

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